July 18, 2006
Via EDGAR and Federal Express
Mr. Joshua S. Forgione
Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington DC 20549

RE:	MoneyGram International, Inc.
Form 10-K for the year ended December 31, 2005
Filed March 1, 2006
File No. 1-31950
Dear Mr. Forgione:
Enclosed please find the responses of MoneyGram International, Inc. (the “Company”) to the comments received by letter dated June 21, 2006 from the Staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced filing. For ease of review, the Company has set forth below each of the numbered comments of your letter, followed by the Company’s responses.
Form 10-K
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Outlook, page 29
1.	We note your disclosure of certain projections including expected net revenue, net investment margin, income for continuing operations and diluted earnings per share for the year ended December 31, 2006. Please revise your disclosure in future filings to include all disclosures required for projections pursuant to Item 10 of Regulation S-K including: a description of the reasonable basis for your good faith estimate of future performance; a detailed description of the current assumptions and available information used in the preparation of the estimates which in management’s opinion are most significant to the projection or are the key factors upon which the financial results depend; and a statement indicating management’s intention regarding the furnishing of updated projections. See Item 10 of Regulation S-K. Please tell us how you will revise your disclosure in response to this comment.
Response: The Company does not anticipate providing projections of our future operating results in future filings. However, if the Company does disclose such projections in future filings, the Company will provide the disclosures required by Item 10 of Regulation S-K.
* * *

We are responding to Staff Comment 4 next as our response also provides useful background information for our responses to Staff Comment 2 and Staff Comment 3.
Financial Statements and Notes
Consolidated Statement of Cash Flows, page F-8
4.	We note the inclusion of changes in substantially restricted cash and cash equivalents as a component of net cash provided by (used in) continuing operating activities. Please tell us your basis for including the changes in restricted cash as a component of operating activities rather than a component of investing activities.
Response: The cash and cash equivalents held by the Company are primarily generated from the monies remitted by consumers through our agents and financial institutions in payment of the face value of the payment service product purchased and the related fees charged to purchase the product. The Company uses its cash and cash equivalents to pay the face value of the payment service product upon presentation by the holder, as well as to pay commissions to our agents and financial institution customers. These activities constitute the core business of the Company and, therefore, represent our operating activities.
SFAS 95, Statement of Cash Flows, paragraph 24 states that “the appropriate classification shall depend on the activity that is likely to be the predominant source of cash flows for the item.” In addition, SFAS 95 paragraph 21 states that “cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income.” The predominant source and use of our cash and cash equivalents is the issuance and settlement of payment service products resulting from consumer transactions, with these consumer transactions entering into our determination of net income. As such, we believe that our cash and cash equivalents represent operating cash flows of the Company in accordance with SFAS 95.
As part of our operating activities, we are licensed by states to sell money orders and to effect money transfers. Various state regulations relating to these licensing requirements, as well as contractual agreements with certain financial institution customers, require the Company to have sufficient liquid assets available to settle its payment service obligations. These requirements do not require the Company to specify individual assets held to meet our payment service obligations, nor is the Company required to deposit specific assets into a trust, escrow or other special account. Rather, the Company must maintain a pool of liquid assets, as defined by the state regulations and contractual agreements, generally in an amount equal to our payment service obligations. No third party places limitations, legal or otherwise, on the Company regarding the use or segregation of its liquid assets. The Company is able to withdraw, deposit and/or sell our individual liquid assets at will, with no prior notice or penalty, provided the Company maintains a total pool of liquid assets sufficient to meet the regulatory and contractual requirements. As there are no legal restrictions on the Company’s use of its cash and cash equivalents, the Company believes that the classification of changes in its cash and cash equivalents as a component of operating activities is appropriate and in accordance with SFAS 95.

* * *
Table 10 — Cash Flows provided by or used in Payment Service Assets and Obligations, page 31
2.	We note your discussion and disclosure of the non-GAAP liquidity measure cash flows used in payment service assets and obligations, net of investment activity. Please revise your disclosure in future filings to include all disclosures required by Item 10(e) of Regulation S-K including, but not limited to, the presentation and reconciliation to the most directly comparable financial measure calculated and presented in accordance with GAAP and the reasons why you believe that such non-GAAP financial measure provides useful information to investors regarding your financial condition. Refer to Item 10(e) of Regulation S-K. In this regard, please also advise us and disclose how you use this measure to evaluate “the cash flow activity of your business.” For instance, your cash flow measure does not appear to evaluate the cash flow components related to your payments service assets and obligations included in net income.
Response: The Company considers its operations to be comprised of two main activities: the sale of its payment service products and the investment of the “float” generated from such sales. These two activities give rise to the Company’s payment service assets (cash and cash equivalents, receivables and investments) and payment service obligations. The Company does not view the cash flows from its payment service assets and obligations as a significant factor in making business decisions; rather, these cash flows represent the completion of the customer transaction. The Company had prepared the disclosures in Table 10 to address questions received from analysts and investors regarding how our “excess” cash flows from operations were used. These “excess” cash flows from operations do not represent free cash flow for the Company; rather, they are utilized to settle payment service obligations not yet presented for payment and also represent float from payment service products sold that is not yet invested. Unfortunately, the SFAS 95 model for presenting the statement of cash flows does not directly provide a means for the Company to present the combined cash flows from its two main operating activities. The Company believed that the presentation in Table 10 would provide analysts and investors with a tabular view of how “excess” cash flows from SFAS 95 operating activities are used to fund the Company’s other operating activity.
The Company does not believe that Table 10 includes any non-GAAP financial measures as all line items presented in the table come directly from the Statement of Cash Flows. However, the Company will remove Table 10 from future filings.
* * *
Critical Accounting Policies
Other Than Temporary Impairments, page 31
3.	We note that you consider your intent and ability to hold an investment for a period of time sufficient to allow for any anticipated recovery in market value in assessing your investments for other than temporary impairment. Please advise us and revise your disclosure to include the criteria you consider in determining your “intent and ability to hold the investment...to allow anticipated recovery.” In this regard, please specifically explain how you considered the regulatory and contractual restrictions, which we understand are restricted for purposes of satisfying your current payment service obligation, the significant turnover of your available-for-sale securities and the reasons for previous sales of other impaired securities and other than temporary impairment charges during each of the three years ended December 31, 2005. Please show us how you will revise your disclosure, in future filings, in response to this comment. Refer to SFAS 115, Question 46 to the FASB Staff Q&A on SFAS 115 and SAB Topic 5M.
Response: The Company will provide additional disclosure under “Critical Accounting Policies — Other Than Temporary Impairments” substantially similar to the following:
“The Company will also consider its intent and ability to hold an investment to recovery in determining if an investment is other than temporarily impaired. If the Company does not have the intent or the ability to hold the investment until recovery, an investment with a fair value less than its carrying value will be deemed other than temporarily impaired. In determining if the Company has the intent and ability to hold an investment to recovery, the Company considers the:
•	Expected ability of the investment to recover its original cost;

•	Expected time frame to recovery;

•	Deterioration in actual and/or anticipated cash flows from the investment;

•	Extent of and length of time the investment has been in an unrealized loss position;

•	Deterioration in the issuer’s credit rating and/or the industry and geographical area in which the issuer operates;

•	Anticipated investment portfolio rebalancing activities in response to environmental changes;

•	Failure of asset-backed securities to meet minimum coverage or collateralization tests;

•	Anticipated interest rate environments;

•	New information regarding the investment or the issuer;

•	Anticipated cash flow needs of the Company, including anticipated acquisitions and customer contract terminations, and the sufficiency of anticipated cash and cash equivalent balances to meet these needs; and

•	Other qualitative factors applicable to the investment in question.”
The Company believes that the Company’s additional accounting policy disclosure as reflected above is in accordance with SFAS 115, Question 46 to the FASB Staff Q&A on SFAS 115 and SAB Topic 5M.
The Company recognizes impairment charges when it is anticipated that an investment will not recover its original cost or when the Company does not anticipate that it will hold the investment until the investment recovers. This policy, including the factors that the Company considers in assessing whether an investment is other than temporarily impaired and whether the Company has the intent and ability to hold an investment to recovery, is consistent with the guidance set forth in SFAS No. 115, Accounting For Certain Investments in Debt and Equity Securities and EITF No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets. When investments in an unrealized loss position are expected to recover their losses, it is the Company’s policy to hold these investments until such time as the investment has recovered its original cost.
As explained in the Company’s response to Staff Comment 4, the Company is required by state regulations and contractual agreements with certain financial institution customers to maintain a pool of liquid assets sufficient to meet its payment service obligations; individual assets are not required to be identified or set aside into a trust, escrow or other special account. The Company utilizes monies received from on-going sales of payment service instruments to settle payment service obligations as they are presented; the Company does not typically use its investment portfolio to fulfill payment service obligations. As payment service obligations are settled with monies received from on-going sales of payment service instruments, and as individual assets are not associated with individual payment service obligations, the Company would not be required to sell a specific individual investment to fulfill a payment service obligation. If the Company needs liquidity beyond its short-term liquid assets, we would normally obtain the additional liquidity from various borrowing resources that the Company maintains in the regular course of business and that the Company expects would be sufficient for such purpose. As a last resort, we could settle our payment service obligations by selling investment securities. Accordingly, the regulatory and contractual requirements do not require the Company to sell an individual investment and do not hinder the Company’s ability to hold an investment in an unrealized loss position until recovery is achieved.
The turnover of the Company’s available-for-sale securities will be addressed separately for maturities and sales. The high volume of maturities is principally due to the Company’s investment strategy to manage interest rate risk, as disclosed in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Enterprise Risk Management — Interest Rate Risk” on page 35 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2005. To execute this strategy, the Company purchases investment securities with varying maturities that match the cash flow patterns of our payment service obligations through time and various interest rate environments and that achieve the Company’s desired asset duration. As a result, the Company has an investment portfolio which has continually staggered maturities. The Company also invests in various asset backed securities through which the Company receives periodic cash payments, which are accounted for as maturities. In addition, the asset backed securities may be called by the sponsor prior to the Company’s anticipated maturity date, or may have accelerated cash flows to the Company as a result of prepayments on the underlying collateral securities. In 2003 and early 2004, the Company had a substantial increase in its proceeds from maturities due to the impact of the unprecedented mortgage refinancing activity in a historically low interest rate environment. As a result of these economic factors, asset-backed securities were experiencing a significant amount of prepayment activity in their underlying collateral. These prepayments accelerated the cash flows the Company receives from these securities. In 2005, the Company did not experience this acceleration of cash flows; rather the maturity activity was due to the normal staggering of durations in our investment portfolio.
Sales of the Company’s securities typically occur as the result of changes in facts and circumstances as the average life and duration of our payment service obligations change, the interest rate or credit risk environments change and corporate objectives are revised in response to environmental changes. The Company will also sell investment securities to fulfill official check payment service obligations upon the termination of a financial institution customer contract. However, as described in the Company’s response to Staff Comment 4, the Company would not be required to sell an investment security in an unrealized loss position as specific investment securities are not matched to specific payment service obligations.

* * *
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust that this letter is fully responsive to your comments. Please do not hesitate to contact me by telephone at (952) 591-3820 or Jean Benson, Controller and Vice President — Finance, at (952) 591-3250 with any further questions.

Sincerely,
By:	/s/ DAVID J. PARRIN
David J. Parrin
Executive Vice President and Chief Financial Officer